[McGuireWoods LLP Letterhead]

May 13, 2005

VIA EDGAR CORRESPONDENCE AND FACSIMILE
Mr. Daniel F. Duchovny, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0303

  Re:
  Continental Materials Corporation, File Number 005-20723
  Amended Schedule TO-I / Schedule 13E-3 filed May 6, 2005

Dear Mr. Duchovny:

        We are writing in response to your letter dated May 11, 2005, regarding Continental Materials Corporation's (the "Company") Schedule TO-I / Schedule 13E-3 filed on May 6, 2005. To facilitate your review of our response, we are including your comments in boldface, followed by our response and where appropriate, our revisions to the Offer to Purchase.

Background and Purpose of the Offer:

        1.     We note the additional disclosure provided in response to comment 6. Expand to provide the results of the sensitivity analyses in the offer document, i.e., disclose the 2005 pro forma return on equity, earnings per share and book value per share. Further, disclose the preliminary financial estimates for 2005 noted in the disclosure.

        RESPONSE: In preparing the tender offer materials, we carefully considered both the amount and the nature of the information concerning the projections and sensitivity analyses that should be included in the Offer to Purchase. In both cases, we provided information that we thought stockholders would find useful, but in a form that would minimize the risk of misinterpretation.

        We initially determined that the projections should not be included because the Company has not historically made such financial projections publicly available. In addition, we were concerned that stockholders would rely on the projections as indications of the Company's future performance even though the projections were provided primarily to highlight the potential effects of the tender offer on the Company's return on equity, earnings per share and book value per share.

        We did not include the sensitivity analyses in the Offer to Purchase because the analyses were based on several assumptions, including assumptions underlying the Company's financial projections and assumptions made by Mesirow related to the structure of the tender offer. We believed that the sensitivity analyses might be misleading to stockholders and indicate results of the tender offer that were only meant to demonstrate hypothetical scenarios. Although the sensitivity analyses were not included in the Offer to Purchase, the results of the sensitivity analyses performed by Mesirow Financial were included on page 5 of Mesirow's presentation, which was filed with the Commission on April 22, 2005, as Exhibit 99(c) to Schedule TO-I. Further, on page 22 of the Offer to Purchase, as amended, the Company indicated that Mesirow's presentation would be made available to any interested stockholder, at no cost, upon the request of such stockholder. Although the 2005 projections were not included in Mesirow's presentation or in the Offer to Purchase, by reviewing Mesirow's presentation, an interested stockholder would have had the ability to calculate the line items in the 2005 projections that were used by Mesirow in preparing its sensitivity analyses. For example, pro forma net income for the fiscal year ending December 31, 2005 may be calculated by multiplying the pro forma earnings per share at December 31, 2005 by the corresponding number of shares expected to be outstanding after the tender offer. Pro forma stockholders' equity at December 31, 2005 may be calculated by multiplying the pro forma book value per share by the corresponding number of shares anticipated to be outstanding after the tender offer. In order to expand upon the disclosure in the Offer to Purchase, the filing has been revised as requested in the manner set forth below.

        The eleventh sentence in the first full paragraph on page 4 of the Offer to Purchase, as amended, has been revised as follows:

        "For more information on these calculations and Mesirow's sensitivity analyses, please see the discussion below."

        The following text and tabular information has been added after the first full paragraph on page 4 of the Offer to Purchase, as amended:

        "In preparing its sensitivity analyses for the proposed tender offer transaction (as set forth below), Mesirow reviewed 2005 financial estimates prepared by the Company. The information provided to Mesirow included financial projections that contained the summary financial information set forth below. The Company does not, as a matter of course, publicly disclose forward-looking information as to future revenues, earnings or other financial information. Projections of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic, industry and competitive uncertainties and contingencies, and in the case of the Company, fluctuations in weather, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than those projected. In addition, these projections were prepared by the Company solely for internal use and not for publication or with a view to complying with the published guidelines of the Commission regarding projections or with guidelines established by the American Institute of Certified Public Accountants for prospective financial statements and are included in this Offer to Purchase only because they were furnished to Mesirow in connection with its analysis.

        The financial projections make numerous assumptions with respect to industry performance, general business and economic conditions, access to markets and distribution channels, availability and pricing of raw materials and other matters, all of which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. One cannot predict whether the assumptions made in preparing the financial projections will be accurate, and actual results may be materially higher or lower than those contained in the projections. The inclusion of this forward-looking information should not be regarded as fact or an indication that the Company or anyone who received this information considered it a reliable predictor of future results, and this information should not be relied on as such. Neither the Company's independent public accountants nor any other independent accountants or financial advisors has compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information.

Projected for the Fiscal Year Ending December 31, 2005
(In thousands)
Summary Projected Consolidated Statement of Operations Data:
Sales	$126,666
Operating Income	6,090
Interest expense	1,197
Income before income taxes	4,893
Provision for income taxes	1,761
Net Income	$3,132
Summary Projected Consolidated Balance Sheet Data:
Current assets	$42,155
Property, plant & equipment, net	28,553
Intangible assets, net	8,101
Total assets	$79,430
Current liabilities	17,246
Total liabilities	36,800
Total shareholders' equity	42,630
Total liabilities and shareholders' equity	$79,430

        As discussed above, Mesirow included the following sensitivity analyses in its presentation to the Company's Board of Directors in connection with the proposed tender offer transaction. This information is being disclosed so that stockholders may review the information that was provided by Mesirow to the Company's Board of Directors and, as discussed above, these calculations are based upon financial projections prepared by the Company and also include many assumptions about the structure of the tender offer transaction and the number of shares that might be tendered.

Total Amount of Tender Offer							$12,000,000
Shares Outstanding(1)							1,683,862
Stock Price—March 11, 2005(2)							$28.30
Tender Offer Sensitivity Analysis
Self-Tender Price per Share		$27.00		$28.50	$30.00	$31.50	$33.00
Premium to Share Price on March 11, 2005		(4.6%	)	0.7%	6.0%	11.3%	16.6%
Number of Shares Tendered(3)		444,444		421,053	400,000	380,952	363,636
Remaining Shares Outstanding (fully diluted)		1,239,417		1,262,809	1,283,862	1,302,909	1,320,225
Percentage of Company Owned by Insiders Post Tender(4)		72.2%		70.9%	69.7%	68.7%	67.8%
Summary Metrics
	Pre-Tender
Pro-Forma Market Capitalization Post-Tender	$47.7M	$35.1M		$35.7M	$36.3M	$36.9M	$37.4M
Pro-Forma Enterprise Value Post-Tender	$54.6M	$54.0M		$54.7M	$55.3M	$55.8M	$56.3M
Pro-Forma ROE at 12/31/05	7.5%	8.9%		8.8%	8.6%	8.5%	8.4%
Pro-Forma EPS at 12/31/05	$2.12	$2.53		$2.48	$2.44	$2.40	$2.37
% Change from Pre-Tender EPS		19.0%		16.8%	14.8%	13.2%	11.7%
Pro-Forma BV per Share at 12/31/05	$32.44	$34.40		$33.76	$33.20	$32.72	$32.29
% Change from Pre-Tender BV per Share		6.0%		4.1%	2.3%	0.9%	(0.5%	)
Pro-Forma Float(5)	788,741	344,297		367,688	388,741	407,789	425,105
as a % of fully diluted shares outstanding	46.8%	27.8%		29.1%	30.3%	31.3%	32.2%

(1)
Reflects fully diluted shares outstanding. There were 1,647,914 shares outstanding at January 14, 2005. Insiders (as defined below) hold 73,400 vested options; per the treasury method, exercise of these options results in 35,948 new shares issued.
(2)
Reflects the closing share price on March 11, 2005.
(3)
If purchase price is below $30.00, the analysis assumes tender offer will be amended so that more than 400,000 shares can be purchased at an aggregate amount of $12 million.
(4)
This assumes no Insiders tender their shares. For purposes of the above table, "Insiders" is defined to include the Gidwitz Family (including each of the Gidwitz Participants), the Employees Profit Sharing Retirement Plan and the Company's directors and executive officers.
(5)
Assumes no Insiders tender their shares and that all institutional shares are included in the float."

        We will file Amendments to Schedule TO-I and Schedule 13E-3 simultaneously with our transmittal of this response letter. We do not believe, however, that the revisions to the Offer to Purchase we have made, either taken singularly or as a whole are material to a reasonable stockholder's decision as to whether to tender shares and do not require the Company to mail a supplement to the Offer to Purchase to its stockholders. Simultaneous with the filing of the Amendment to Schedule TO-I and Schedule 13E-3, the Company will issue a press release to notify stockholders of this Amendment.

        We hope our responses contained herein adequately address your questions. Please feel free to call me at (312) 849-8250 or my colleague, Rachel Mantz at (312) 849-8233, if you require additional information or clarification of our responses. As the expiration date of the Offer is May 20, 2005 at 5:00 p.m., we would appreciate your prompt attention to this matter.

Very truly yours,

/s/ Craig R. Culbertson

Craig R. Culbertson

cc:
James G. Gidwitz
Joseph J. Sum
Mark S. Nichter
Rachel W. Mantz